[Forest City Enterprises, Inc. Letterhead]
April 22, 2009
VIA EDGAR and FACSIMILE (202-772-9209)
Ms. Sonia Barros
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Forest City Enterprises, Inc. Post-Effective Amendment to Form S-3 Filed April 1, 2009 File No. 333-147201
Dear Ms. Barros:
          Forest City Enterprises, Inc. (the “Company”) has received your letter dated April 15, 2009 regarding comments to the above-referenced filing. We appreciate the Division’s review and are hereby providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
General
     1. In your letter accompanying the registration statement you state that the registration statement incorporates by reference the Company’s Form 10-K for the fiscal year ended January 31, 2009, which in turn incorporates Part III information by reference to the Company’s definitive proxy statement which has not yet been filed with the SEC. As your letter notes, prior to effectiveness of the registration statement, Part III information will need to be filed with the Commission.
We filed our definitive proxy statement with the Commission at 9:13 a.m. on April 21, 2009, thereby incorporating by reference the Part III information into our Annual Report on Form 10-K for the fiscal year ended January 31, 2009.
          As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Geralyn M. Presti
Geralyn M. Presti
Senior Vice President, General Counsel and Secretary